

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2010

Mr. Daniel R. Peralta, Chief Executive Officer
Delta Mutual, Inc.
14362 N. Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ  85260

> **Re:     Delta Mutual, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed July 21, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 22, 2010**
> **File No. 000-30563**

Dear Mr. Peralta:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009 filed on July 21, 2010

General

1.  Several of our comments below request changes to your Form 10-K.  Please also apply these comments to future filings as appropriate, including Forms 10-Q.

Item 1. Business, page 3

2.  We note your disclosure on page 4 that the primary focus of your business at this time is your South American Hedge Fund (SAHF) subsidiary and that your goal is to generate meaningful growth in your net asset value per share for proved reserves.  However, it appears that SAHF holds investments in oil and gas properties for some of which it intends to engage in exploration and development activities.  We note your financial statements do not present net asset value or net asset value per share.  Please tell us and

amend your filing to revise your disclosures to clarify the nature of your operations and the operations of this subsidiary. Specifically, please clarify whether this subsidiary is actually a hedge fund.

Our Oil and Gas Investments, page 4

3. We note your footnote to the table that appears at the bottom of page 4 where you indicate that the percentages reflected in the table reflect a "carried interest." Please elaborate upon the significance of this reference, as compared to the other percentages reflected in the table. Please also explain whether the percentages reflected bear any correlation to the expected revenue stream of each of these blocks.

Lithium Project page 7

4. Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements for your lithium properties, as required under paragraph (b)(2) of Industry Guide 7. This disclosure should include:

- The nature of your ownership or interest in the property.

- A description of all interests in your properties, including the terms of all underlying agreements and royalties.

- A description of the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

- Certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

5. Please expand your disclosure concerning your exploration plans for your lithium properties to address the following points.

- Disclose a brief geological justification for each of the exploration projects written in non-technical language.

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

- If there is a phased program planned, briefly outline all phases.

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

- Disclose how the exploration program will be funded.

- Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

6. We note you indicate there are 29 mines on your lithium property in Argentina. Please disclose if these are active mining operations.

7. We note your disclosure of capital expenditures by two other companies in this section of your filing. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

8. As an exhibit to your filing, please include the confidentiality agreement mentioned in this section of your filing relating to sampling of your Jujay prospect. In addition, please disclose the significance and particulars of this agreement.

Business Strategy, page 8

9. Please provide additional detail regarding your "revitalization process" referred to on page 9. Please indicate, among other things, whether this process is proprietary to you.

10. Please identify the "newly developed alternative energy technologies" to which you refer on page 9.

Customers, page 9

11. Please elaborate upon your discussion to explain whether any of your customers are or will be contractually obligated to purchase any output from you. Please also disclose

whether any of the other concessions in which you hold an interest have any customers, as you appear to only discuss the Guemes, Tonono and Jollin concessions.

Title to Properties, page 9

12. Please clarify which, if any, of the properties in which you have made investments are producing properties or on which drilling operations have commenced. Identify those properties, if any, for which you have investigated title and obtained title opinions from counsel. In this regard, it would be helpful if you explained what you mean by "developed" versus "undeveloped" acreage on page 14.

Government Regulation, page 9

13. In this section of your filing, please discuss the mining, oil and gas and environmental regulations applicable to exploration, development, and production of your oil and gas concessions and minerals on your lithium properties in Argentina. In your response please include information pertaining to the timeframe to obtain any required permits and applicable costs associated with such permits. See Items 101(h)(viii) and (ix) of Regulation S-K.

14. Please provide a summary of the statutory royalties and surface canons you pay on an annual basis, if any.

Item 1A. Risk Factors, page 11

"Prospects that we decide to drill….," page 11

15. In an appropriate location in the document, please identify the stages of production of your prospects in tabular format.

"We are subject to complex laws….," and " Our operations may incur substantial liabilities….,"page 12

16. Please provide a summary in the "Governmental Regulation" section on page 9 of the federal, state, local and international laws to which you refer in these risk factors.

Item 2. Properties, page 14

Reserves, page 15

17. Please define "reservoir engineering analysis" with a view to providing additional context as to the need for this analysis. In addition, please tell us the status of the analysis and disclose this information in future filings. We do not see a reference to the analysis in your Form 10-Q for the period ended September 30, 2010.

Item 7. <u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17</u>

<u>Results of Operations, page 18</u>

18. We believe that you should provide an overview to provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focus in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, please give consideration to providing:

   - An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management's view of the implications and significance of the information; and

   - A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

   An example of where you could elaborate is your discussion of how you plan to obtain additional financing and achieve a level of revenue adequate to support your cost structure.

<u>Plan of Operation, page 19</u>

<u>Oil and Gas investments, page 19</u>

19. You state that you "expect to have representation on the operating committees that are responsible for managing the business affairs of [your] concessions." Please disclose how representation is decided and the criteria upon which representation is based.

<u>Funding, page 20</u>

20. Please revise to quantify the additional capital you will require if your revenues do not meet expected levels.

<u>Report of Independent Registered Public Accounting Firm, page 24</u>

21. We note that Jewett, Schwartz, Wolfe & Associates revised their report to dual date it for the restatement discussed in Note 2 to your financial statements. We further note their

report does not provide an opinion on the restatement adjustments made to the December 31, 2008 financial statements. The report of Wiener, Goodman & Company, P.C. also does not opine on the restated 2008 financial statements. Please revise to provide an audit opinion which covers the restatement of your financial statements for the year ended December 31, 2008. Please refer to the guidance in AU Section 508-20 and -21.

Financial Statements, page 26

Note 4. Variable Interest Entity, page 40

22. We note you deconsolidated your investment in Delta-Envirotech, Inc. as of December 31, 2009. You state that you previously consolidated this entity as a variable interest entity (VIE) but that you determined that as of December 31, 2009 you were no longer the primary beneficiary of this entity and that you recorded an $882,000 gain upon the deconsolidation. Please walk us through your analysis of how and why you determined that you were no longer the primary beneficiary and deconsolidation of this entity was appropriate, including explaining which reconsideration event occurred to result in the deconsolidation. Please also provide your analysis leading to the conclusion that the fair value of this entity was zero and your calculation of the gain on deconsolidation reflected in your financial statements. In addition, we note that in the third and fourth paragraphs on page 33 you disclose differing dates through which Delta-Envirotech, Inc. was consolidated; please clarify the date of deconsolidation.

Note 6. Investment in Unconsolidated Affiliates, page 42

23. We note that during fiscal 2008 you recorded what you have characterized as "one-time retroactive adjustments" to the purchase prices of your fiscal 2007 purchases of investments in the Jollin and Tonono oil and gas concessions and also to the Tartagal and Morillo oil and gas concessions along with reductions of the notes you issued for the purchase of these concessions. You disclose that you and the seller, Oxipetrol-Petroleros de Occidente S.A. (Oxipetrol), mutually agreed to reduce the principal amount of your note primarily because of changes in oil and gas prices. Since you actually recorded these adjustments during fiscal 2008, it is unclear why you characterized them as retroactive adjustments. Please explain this to us in more detail. In addition, since this appears to be a renegotiation of the amounts owed by you to purchase the same ownership interests included in the original purchase agreements due to declines in the value of the property, it is unclear to us why you did not record an impairment for these properties and the forgiveness of the related debt by the seller. Please provide us with the accounting literature you relied upon to support your accounting.

24. We note your disclosure that you sold 13.5% of your remaining 23.5% interest in the Jollin and Tonono concessions to Maxi-Petroleros De Occidente S.A. (Maxipetrol) for $206,832 and recorded a loss on this sale of $157,939. It appears that Maxipetrol also assumed any unpaid prior costs and that you will retain 10% of the total concession in the carryover mode (no cost obligations to SAHF). It appears from your disclosures that

Maxipetrol may have assumed your obligation of $223,024 for your pro-rata share of development costs as a part of this transaction. Please tell us whether Maxipetrol assumed this obligation as a part of the purchase of a 13.5% interest in this concession. If so, please tell us why you did not consider the assumption of your obligation to be a part of the consideration you received in the sales transaction. If not, please explain why this amount was no longer considered payable. Please provide your basis in GAAP for your accounting.

25. We note that during fiscal 2009 you assigned 50% of the 40% interest in the oil and gas exploration rights to five geographically defined areas in the Salta Province of Northern Argentina, which you acquired during fiscal 2008 for $697,000, to a third party for no consideration. Please tell us how you accounted for this transaction and provide the basis in GAAP for your accounting.

26. Please tell us and disclose the nature of the additional investments made in fiscal 2009 and fiscal 2008.

27. Please tell us and disclose the nature of and reason(s) for the adjustments of the additional investment recorded during fiscal 2009.

28. Please tell us why you have not provided the disclosures required by ASC 932-235-50 for your investments in oil and gas properties at December 31, 2009. If you believe such disclosures were not required, please tell us why. In addition, we note that you classified your investments as proved and unproved properties at June 30, 2010. If you believe you were not required to provide the disclosures required by ASC 932-235-50 at December 31, 2009, please tell us what consideration you gave to the interim disclosure requirements set forth in ASC 932-235-50-1B.

Note 11. Other Income, page 47

29. We note your disclosure in Management's Discussion and Analysis on page 19 that you recorded $582,441 of other income in fiscal 2009 from the write-down of payroll and consulting accruals and settlement of accounts payable originating more than two years ago which is no longer considered payable. Please explain to us your legal basis for concluding that these liabilities have been extinguished. In particular, please confirm that the amounts derecognized are not the subject of complaints filed with the Pennsylvania Department of Labor & Industry alleging non-payment of wages and/or the subject of other collection efforts. Please refer to the guidance in ASC 405-20-40.

Note 14. Commitments and Contingencies, page 48

Legal Proceedings, page 49

30. We note your disclosure that you received a notice of a complaint filed by your former CEO alleging non-payment of wages in the amount of $131,250. We note your statement

that you believe that the wages owed to this former officer are substantially lower and that this matter is disclosed in your contingent liabilities footnote. Please tell us whether you have recorded an accrual for the amount you believe is owed, or the estimated amount of the probable loss. If there is a range of probable loss, please disclose the potential additional loss in excess of the amounts accrued. If you have not made an accrual, please tell us why not. Please refer to the guidance in ASC 450-20-25.

Item 9A(T). Controls and Procedures, page 50

Management's Annual Report on Internal Control Over Financial Reporting, page 50

31. We note your disclosure that as of December 31, 2009 your Management concluded that your Internal Control over Financial Reporting was not effective for the reason stated above. We note your disclosure in your conclusion about your Disclosure Controls and Procedures that your Disclosure Controls and Procedures were not effective due to the possibility that stock issuances might not be correctly recorded for financial statement reporting purposes. Please revise your disclosure about your Internal Controls over Financial Reporting to disclose whether there were any material weaknesses or significant deficiencies in your Internal Controls over Financial Reporting at December 31, 2009. Please eliminate the language about the assessment of your Disclosure Controls and Procedures and Internal Control over Financial Reporting as of March 31, 2010 and that such controls were effective as of the date of this report. Please note that the date of the report for purposes of your Form 10-K/A is December 31, 2009, regardless of the date your Form 10-K/A was actually filed. Refer to Items 307 and 308 (T) of Regulation S-K.

32. Please describe the steps management has taken to eliminate weaknesses in your disclosure controls and procedures related to stock issuances.

33. We note that you state there were no significant changes in your internal control over financial reporting. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In the amended filing, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Item 10. Directors, Executive Officers,

34. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Item 12.  Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 54

35. Please correct the address of Delta Mutual, Inc. in footnotes one and two or advise.

Signatures, page 61

36. Your Form 10-K was not signed as provided in the Form. We note that it has been signed by the registrant in accordance with Rule 12b-15. However, it must also be signed in accordance with the Form 10-K. In this regard, the report must also be signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer, and by at least the majority of the board of directors or persons performing similar functions. See Form 10-K and General Instruction D.(2).  Please confirm, if true, that Mr. Gilburd signed the Form 10-K on behalf of the registrant in his capacity as chief financial and accounting officer.  Please insure that the chief financial and accounting officers sign on behalf of the registrant in the amended filing.

Exhibits

Exhibits 31 and 32

37. In the amended filing, please ensure that the certifications refer to the correct form or amendment to the form, as applicable.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Financial Statements, page 2

Note 1. Basis of Presentation, page 6

Oil and Gas Properties, page 7

38. We note your disclosure here and under Critical Accounting Policies on page 18 that you adopted the full cost method of accounting for your oil and gas exploration and development activities.  Please explain to us in detail how you accounted for these properties and activities prior to your adoption of the full cost method.  When you amend your Form 10-K as requested in the above comments, please provide this disclosure in the notes to your financial statements.  In addition, please tell us how your disclosure in this Form 10-Q that no gain or loss is recognized upon sales or disposition of oil and gas properties, except in unusual circumstances, is consistent with your having recorded gains and losses upon disposition of oil and gas properties during fiscal 2009 and fiscal 2008.

<u>Item 4T. Controls and Procedures, page 21</u>

<u>Changes in Internal Controls, page 21</u>

39. Please tell us and revise your disclosure in future filings to clearly state whether there were any changes that occurred during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect your Internal Controls over Financial Reporting.  Your current disclosure that there were no such changes, except that you increased your internal controls around the issuance and recording of common stock sales, does not clearly convey this information as required by Item 308T(b) of Regulation S-K.  In future filings, when you disclose changes in your Internal Controls over Financial Reporting, your disclosures about such changes should include the period or periods in which such changes were made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.  If you have questions regarding Engineering comments on your mining operations, please contact John Coleman, Mining Engineer at (202) 551-3610.  Please contact Ronald E. Alper, Staff Attorney at (202) 551-3329 or Brigitte Lippmann, Special Counsel at (202) 551-3713 with any other questions.

Sincerely,


Jennifer K. Thompson
Branch Chief